UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69375 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Capital Global Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1501
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Towle (415)-889-1022
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2872 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Charles Towle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Capital Global Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

Signature

Managing Partner
Title

* SEE ATTACHED NOTARIZE.COM CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JURAT

State/Commonwealth of FLORIDA )
☐ City ☑ County of Broward )
)

On 03/12/2021, before me, Adrienne Calvet,
*Date* *Notary Name*

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

Charles Towle.
*Name of Affiant(s)*

☐ Personally known to me **-- OR --**

☐ Proved to me on the basis of the oath of ______________________ **-- OR --**
*Name of Credible Witness*

☑ Proved to me on the basis of satisfactory evidence: driver_license
*Type of ID Presented*

NOTARY PUBLIC • STATE OF FLORIDA
ADRIENNE CALVET
Notary Public - State of Florida
Commission # GG 921359
Expires on October 9, 2023

Notarized online using audio-video communication

WITNESS my hand and official seal.

Notary Public Signature: ______________ Online Notary

Notary Name: Adrienne Calvet

Notary Commission Number: GG 921359

Notary Commission Expires: 10/09/2023

*Notarized online using audio-video communication*

**DESCRIPTION OF ATTACHED DOCUMENT**

Title or Type of Document: FORM X-17 A-5 PART III

Document Date: 03/12/2021

Number of Pages (including notarial certificate): 10

# US CAPITAL GLOBAL SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2020

# US CAPITAL GLOBAL SECURITIES, LLC

## TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of US Capital Global Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of US Capital Global Securities as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of US Capital Global Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of US Capital Global Securities' management. Our responsibility is to express an opinion on US Capital Global Securities' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to US Capital Global Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as US Capital Global Securities' auditor since 2015.
Walnut Creek, California
March 9, 2021

US CAPITAL GLOBAL SECURITIES LLC
Statement of Financial Condition
December 31, 2020

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 59,385 |
| Securities | | 218,265 |
| Accounts receivable, net | | 6,825 |
| Prepaids and deposits | | 835 |
| Total Assets | $ | 285,310 |

## LIABILITIES AND COMPANY EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 17,778 |
| Total Liabilities | | 17,778 |
| Members' equity: | | |
| Contributed capital, net of accumulated withdrawals | | 152,440 |
| Cumulative earnings | | 115,092 |
| Total members' equity | | 267,532 |
| Total liabilities and members' equity | $ | 285,310 |

The accompanying notes are an integral part of these financial statements.

## 1. General Information and Summary of Significant Accounting Policies

### *Description of Business*

US Capital Global Securities, LLC (the "Company"), successor of US Capital Global Securities, Inc., and a subsidiary of US Capital Holding Corporation (the "Parent"), was formed in November, 2016. The predecessor, US Capital Global Securities, Inc., was incorporated September 17, 2013, and began business November 17, 2014. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934. US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Holding Corporation. See the section entitled "Ownership and Related Party Transactions" for additional details.

The Company has been organized to act as a placement agent for capital raise transactions conducted under the Regulation D exemption of the Securities and Exchange Act of 1933, and provide advisory services to companies seeking to engage in mergers and acquisition activities.

### *Basis of Presentation*

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

### *Revenue Recognition*

The Company generates commission and fee income (i.e. revenue from sale of private placements and banking fees) from assisting clients with the private placements of debt and equity capital. Commission and fee income is earned and recognized at the point in time when the transaction is executed within the terms of the agreement.

The Company does not have any retainer revenue and did not receive fees prior to the completion of performance obligations. The Company did not have a deferred revenue balance at December 31, 2020.

### *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *Cash and Cash Equivalents*

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2020, the cash balance was held in one bank, and did not exceed the FDIC insurance limit.

### *Securities*

During the normal course of business securities are received for services performed by the Company.

At December 31, 2020, the Company had warrants in three private companies totaling $193,495. The Company had tokens totaling $24,770. These private company investments would be deemed to be Level 3 due to the lack of significant observable inputs. The Company used the Black Scholes method of valuation to value the warrants and the net asset value of the tokens' fund at December 31, 2020. There were no transfers in or out of Level 3 during 2020.

***Fair Value Measurements***

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.

Level 3 - Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 7, Restricted Securities, for additional information.

***Accounts Receivable***

At December 31, 2020 the Company recorded accounts receivable of $71,454. An allowance for doubtful accounts in the amount of $64,630 has been provided and considers the collectability of this amount to be reasonably possible. The net balance of accounts receivable at December 31, 2020 was $6,825.

## 2. Net Capital Requirement

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.43 to 1 at December 31, 2020. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain an aggregated indebtedness ratio of less than 15 to 1. At December 31, 2020, the Company had net capital as defined of $41,607 which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

**3. Exemption From Rule 15c3-3**

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

**4. Income Taxes**

There is no federal or state income tax liability for the Company at December 31, 2020.

Any profits or losses flow through to the owners, similar to a partnership. The California Franchise Fee liability was $800 at December 31, 2020.

**5. Ownership and Related Party Transactions**

Effective October 15, 2018 FINRA granted the request to change the ownership of US Capital Global Securities LLC from US Capital Partners Inc. to US Capital Holding Corporation. US Capital Holding Corporation is owned by Jeffrey Sweeney (70.87%) Charles Towle (23.63%) and 5 other individuals who comprise (5.5%). Ownership contributed $30,000 to the Company during 2019 and $20,000 in 2020. Member distributions totaling$72,060 were processed in 2020.

**6. Expense Sharing Agreement with US Capital Global Advisors LLC**

The Company has an existing expense sharing agreement with US Capital Global Advisors LLC, which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a management fee. The total monthly allocation to the Company is $3,970. In connection with the approved transfer as indicated on Note 5, an expense sharing agreement was entered between the Company and a sister wholly owned subsidiary of US Capital Holding Corporation named US Capital Global Advisors LLC. This affiliate company shares office space with US Capital Global Securities LLC.

**7. Subsequent Events**

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued, and has noted no material events that are required to be disclosed.

**8. Recent Accounting Pronouncements**

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("Topic 326"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. Topic 326 was effective for the Company in fiscal year ending December 31, 2020. Topic 326 will have applicability to our accounts receivable portfolio. The Company adopted Topic 326 during the year.